SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 6, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294)

Enclosure: Partner Communications Announces The Results Of The Extraordinary General Meeting Of Shareholders And Changes To The Board Of Directors.

PARTNER COMMUNICATIONS ANNOUNCES THE
RESULTS OF THE EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS AND CHANGES TO THE BOARD OF DIRECTORS

Rosh Ha’ayin, Israel, May 6, 2018 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces the results of the Extraordinary General Meeting of Shareholders (the "EGM”), that was held today, at Partner's offices in Rosh Ha'ayin, Israel, and the departure of Dr. Michael J. Anghel, who served as an external director (Dahatz) of the Company.

The EGM resolution with respect to the item set forth in the Company's proxy statement dated March 14, 2018 sent in connection with the EGM (the "Proxy Statement"), was as follows:

To approve the appointment of Mr. Jonathan Kolodny as a new external director (Dahatz) and to approve his remuneration, insurance, indemnification and release.

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

In addition, the Company announces the departure of Dr. Michael Anghel, who served as an external director (Dahatz) of the Company for a period of 12 years.

Mr. Isaac Benbenisti, the Company's CEO noted: "The Company and its management thank Dr. Michael Anghel who, during 12 years of service as an external director in the Company, was a partner in leading the Company at the important junctions of its life."

Mr. Adam Chesnoff, Chairman of the Board of Directors noted: "The Board of Directors is deeply grateful to Dr. Michael Anghel for his long term service and his contribution to the Company's success. We are delighted to have Mr. Jonathan Kolodny join Partner's Board of Directors at this momentous time in the Company’s evolution. His extensive experience will serve as an asset of great value, as Partner continues to proceed towards fulfilling its strategic goals in the telecommunications market".

For further information concerning the resolution, please refer to the Proxy Statement at: http://maya.tase.co.il/reports/details/1150831 or the report on Form 6-K at: https://www.sec.gov/Archives/edgar/data/1096691/000117891318000818/zk1821353.htm.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: May 6, 2018